Note 5
Acquisition of Putnam Global Growth and Income Fund and Putnam
Global Equity Fund


On September 23, 2002, the fund issued the following shares to acquire the net assets of Putnam Global Growth and Income Fund and Putnam Global Equity Fund in a tax-free exchange approved by the shareholders.

						Shares Issued		Shares
Exchanged
Putnam Global Growth and Income Fund
	Class A					8,890,470		5,541,692
	Class B					5,565,683		3,242,558
	Class C					   697,227		   423,485
	Class M					   332,625		   202,001

Putnam Global Equity Fund (former)
	Class A					74,290,109		50,627,571
	Class B					33,136,662		21,399,769
	Class C					  3,478,619
2,320,476
	Class M					  3,965,316
2,659,922

The net assets of the fund, the former Putnam Global Equity Fund and Putnam Global Growth and Income Fund on September 20, 2002, valuation date, were $2,494,840,415, $640,176,062 and $85,800,926 respectively. On September 20, 2002, the fund had unrealized depreciation of $419,169,223, the former Putnam Global Equity Fund had unrealized depreciation of $89,854,863 and Putnam Global Growth and Income Fund had unrealized depreciation of $11,366,116, respectively. The aggregate net assets of the fund immediately following the acquisition were $3,220,817,403. The fund is to be managed in accordance with the same investment policies and restrictions, and by the same portfolio management team, as the former Putnam Global Equity Fund. The former Putnam Global Equity Fund was determined to be the accounting and performance survivor. Its accounting records for periods prior to September 23, 2002 have been carried forward. Subsequent to the transaction, Putnam Global Growth Fund changed its name to Putnam Global Equity Fund. On October 1, 2002, the former Putnam Global Equity Fund then changed its fiscal year end from February 28 to October 31, effective October 31, 2002.